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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                             Center Star Gold Mines
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   151663 20 0
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                                 (CUSIP Number)


           Donald Deshotels 3222 Shaw Cemetary Road, Zachary LA 70791
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    9/23/99
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A

CUSIP NO. 151663200                                           PAGE 2 OF 3 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Donald Deshotels                SSN:  ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]
    N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,399,630
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          N/A
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,399,630
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,399,630
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (the "Schedule 13D) relates to the common stock (the "Shares" on the "CSG Common Stock"), of Center Star Gold Mine, Inc. a Nevada Corporation ("GSG"). The principal executive office of CSG is located at 201 East Main Street, Brady, Texas 76825.

Item 2.           IDENTITY AND BACKGROUND

                  (a)      Donald Deshotels

                  (b)      3222 Shaw Cemetery Drive
                           Zachary, LA 70791

                  (c) Donald Deshotels's principal employment is as chief executive officer of CSG, located at:
                                                           201 East Main Street
                                                           Brady, Texas 76825

                  (d) Donald Deshotels has not been involved with nor is currently involved in any criminal proceedings. (excluding traffic violations or similar misdemeanors)

                  (e) Donald Deshotels is not a party to any past or present civil proceedings of a judicial or administrative body of competent jurisdiction.

                  (f)      Donald Deshotels is a United States Citizen.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  (a) CSG and Link.Com, Inc. entered into an agreement and plan of reorganization (see attachment of Agreement and plan of reorganization) dated as of September 20, 1999 by and among CSG. (See Voting Agreement) Donald Deshotels will obtain the right pursuant to the reorganization agreement to transfer 2,887 Common Shares of Link.Com Inc. for 5,399,630 shares of Common Stock of CSG.

Item 4            PURPOSE OF TRANSACTION

                  (a) Donald Deshotels reserves the right subject to applicable law to purchase from time to time additional shares of Common Stock. Also the right to sell in whole or in part shares of Common Stock on the open market within the rules, regulations and the laws that apply.

                  (b) Any extra ordinary corporate transaction such as the reorganization involving the issuer is stated in the attached exhibit and agreement plan of reorganization.

                  (c)      Not applicable.

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                  (d)      Any changes in the present Board of Directors or
                           management of the issuer, including any plans or proposals to change the number on term of Directors or to fill any existing vacancies on the Board will be explained in the attached Exhibit agreement and plan of reorganization and also the attached exhibit (Unanimous consent in lieu of special meeting of Board of Directors).

                  (e)      Not applicable.

                  (f) For further explanation of any material changes in the issuer's business or corporate structure see attachments.

                  (g) There were no significant changes to the bylaws, which could affect or impede the control of the issuer by any other person.

                  (h)      Not applicable.

                  (i)      Not applicable

                  (j)      Not applicable.

Item 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) Donald Deshotels beneficially owns 5,399,630 shares of common stock (which is approximately 10.8% of the outstanding shares of the common stock as of September 23, 1999)

                  (b) Donald Deshotels has the sole power to vote or direct the vote or to dispose of, direct the disposition of 5,399,630 shares of common stock.

                  (c) Except as otherwise described herein, Donald Deshotels has not effected any transaction in common stock of the issuer during this time period commencing 60 days proceeding the date of the event that required the filing of this schedule 13D through the date here of.

                  (d) No person other than Donald Deshotels has the right to receive of dividends from or the proceeds from the sale of, Common Stock of the issuer with respect to which this filing is made.

                  (e)      Not applicable

Item 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) Except as set forth in item 4 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Donald Deshotels and any other person with respect to the shares of Common Stock to the issuer.

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Item 7            MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement and Plan of reorganization dated as of September 20, 1999 by and among Center Star Gold Mines and Link.Com, Inc.

                  2. Board of Directors consent approving the reorganization agreement.


Signatures



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 1999




                                            /s/ DONALD DESHOTELS
                                            -----------------------------
                                            Donald Deshotels